                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO PURSUANT TO RULE 13d-2(a)

                                (Amendment No. 3)

                    Under the Securities Exchange Act of 1934


                           THE LEARNING COMPANY, INC.
--------------------------------------------------------------------------------
                                (Name of issuer)


                     COMMON STOCK, PAR VALUE $.01 PER SHARE
--------------------------------------------------------------------------------
                         (Title of class of securities)

                                    98136310
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                                 (CUSIP number)

                                 Crane H. Kenney
                             Vice President, General
                              Counsel and Secretary
                                 Tribune Company
                            435 North Michigan Avenue
                             Chicago, Illinois 60611
                                 (312) 222-9100
--------------------------------------------------------------------------------
       (Name, address and telephone number of person authorized to receive notices and communications)


                                 August 5, 1998
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].


         Note: Schedules filed in paper format should include a signed original and five copies of the schedule including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)






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CUSIP No.  98136310                   13D                     Page 2 of 9 Pages
--------------------                                       ---------------------


------------------------------------------------------------------------------------------------------------------------------------
1               NAME OF REPORTING PERSON
                I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                Tribune Company       IRS No. 36-1880355
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2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                        (a) [ ]
                                                                                                                        (b) [ ]
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3               SEC USE ONLY

------------------------------------------------------------------------------------------------------------------------------------
4               SOURCE OF FUNDS

                Not Applicable
------------------------------------------------------------------------------------------------------------------------------------
5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                     [ ]

------------------------------------------------------------------------------------------------------------------------------------
6               CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
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             NUMBER OF             7       SOLE VOTING POWER

               SHARES                      5,210,796
                            --------------------------------------------------------------------------------------------------------
            BENEFICIALLY           8       SHARED VOTING POWER

              OWNED BY                     0
                            --------------------------------------------------------------------------------------------------------
                EACH               9       SOLE DISPOSITIVE POWER

             REPORTING                     5,210,796
                            --------------------------------------------------------------------------------------------------------
            PERSON WITH           10       SHARED DISPOSITIVE POWER

                                           0
------------------------------------------------------------------------------------------------------------------------------------
     11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                5,210,796
------------------------------------------------------------------------------------------------------------------------------------
     12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                         [ ]

------------------------------------------------------------------------------------------------------------------------------------
     13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                8.3%
------------------------------------------------------------------------------------------------------------------------------------
     14         TYPE OF REPORTING PERSON

                CO
------------------------------------------------------------------------------------------------------------------------------------


--------------------                              ------------------------------
CUSIP No.  98136310              13D                      Page 3 of 9 Pages
--------------------                              ------------------------------


              This Amendment No. 3 to the Schedule 13D of Tribune Company amends and supplements Tribune Company's original Schedule 13D filed on December 28, 1995, as amended by Amendment No. 1 filed on January 8, 1996 and by Amendment No. 2 filed on April 16, 1996 (as amended, the "Schedule 13D") relating to the common stock of The Learning Company, Inc. (formerly SoftKey International Inc.). Capitalized terms not defined herein have the meaning ascribed to them in the Schedule 13D.

Item 1.  Security and Issuer.

              Item 1 is supplemented and amended to read in its entirety as follows:

              "The title and class of equity securities to which this statement relates is the common stock, par value $.01 per share (the "Common Stock"), of The Learning Company, Inc., a Delaware corporation (the "Company"). The Company's principal executive offices are located at One Athenaeum Street, Cambridge, Massachusetts 02142."

Item 2.  Identity and Background.

              Item 2 of the Schedule 13D is hereby supplemented and amended to read in its entirety as follows:

              "(a)-(e) This statement is being filed by Tribune Company, a Delaware corporation ("Tribune"). Tribune is a media company. Through its subsidiaries, Tribune is engaged in the publishing of newspapers, books, educational materials and information in print and digital formats and the broadcasting, production and syndication of information and entertainment in metropolitan areas in the United States. The principal business and office address of Tribune is 435 North Michigan Avenue, Chicago, Illinois 60611.

              The following individuals are the executive officers and directors of Tribune (with asterisks indicating the directors):


                                             Present
                                      Principal Occupation
Name                                    or Employment(1)           Name and Business Address(2)
----                                --------------------------     ----------------------------
John W. Madigan*                    Chairman, President and            Tribune Company
                                    Chief Executive Officer            435 N. Michigan Ave.
                                                                       Chicago, IL 60611

James C. Dowdle*                    Executive Vice                     Tribune Company
                                    President                          435 N. Michigan Ave.
                                                                       Chicago, IL 60611


Diego E. Hernandez*                 President, Marine                  15920 Kingsmoor Way
                                    Technology Group, Inc.             Miami Lakes, FL 33014
                                    (technical consulting services)    (Residential Address)


--------------

(1) Unless other wise indicated, each occupation set forth opposite an individual's name refers to such individuals' positions with Tribune. Description of the principal business of Tribune and its subsidiaries has been omitted from the table.

(2)   Unless otherwise noted, all addresses are business addresses.

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CUSIP No.  98136310              13D                      Page 4 of 9 Pages
--------------------                              ------------------------------



                                             Present
                                      Principal Occupation
Name                                    or Employment                  Name and Business Address
----                                --------------------------         ----------------------------
Robert E. La Blanc*                 President, Robert E.               R.E. La  Blanc Associates, Inc.
                                    La Blanc Associates,               323 Highland Avenue
                                    Inc. (consultants in               Ridgewood, NJ 07450
                                    information technology)


Andrew J. McKenna*                  Chairman                           Schwarz
                                    and Chief Executive                8838 N. Austin
                                    Officer, Schwarz                   Morton Grove, IL 60053
                                    (paper converter)


Nancy Hicks Maynard*                President, Maynard                 2109 Broadway
                                    Partners, Incorporated             Apartment 9-109
                                    (consultants in news               New York, NY 10023
                                    media economics)                   (Residential Address)


Kristie Miller*                     Author, Journalist,                5907 Frazier Lane
                                    The Daily News-Tribune,            McLean, VA 22101
                                    Inc. of LaSalle, Illinois          (Residential Address)
                                    (newspaper)

James J. O'Connor*                  Retired Chairman,                  30 West Monroe Street
                                    Chief Executive Officer,           Suite 500
                                    Unicom Corporation                 Chicago, IL 60603
                                    (holding company) and
                                    Commonwealth Edison
                                    Company (electric utility)

Donald H. Rumsfeld*                 Chairman and Director              400 N. Michigan Ave.
                                    Gilead Sciences, Inc.              Suite 405
                                    (pharmaceuticals)                  Chicago, IL 60611


Patrick G. Ryan*                    Chairman, President,               Aon Corporation
                                    Chief Executive Officer            123 N. Wacker Dr.
                                    and Director, Aon Corporation      30th Floor
                                    (insurance holding company)        Chicago, IL 60606


Dudley S. Taft*                     President and Director             Taft Broadcasting Company
                                    Taft Broadcasting Company          312 Walnut Street
                                    (television broadcasting)          Suite 3550
                                                                       Cincinnati, OH 45202



--------------------                              ------------------------------
CUSIP No.  98136310              13D                      Page 5 of 9 Pages
--------------------                              ------------------------------



                                             Present
                                      Principal Occupation
Name                                    or Employment                  Name and Business Address
----                                --------------------------         ----------------------------

Arnold R. Weber*                    Chancellor,                        The Civic Committee of the
                                    Northwestern University            Commercial Club of Chicago
                                    and President, Civic               First Nationa Plaza
                                    Committee of Commercial            21 South Clark Street
                                    Club of Chicago                    Suite 3115
                                                                       Chicago, IL 60603

Robert D. Bosau                     President, Tribune                 Tribune Company
                                    Education Company                  435 N. Michigan Ave.
                                                                       Chicago, IL 60611

Dennis J. FitzSimons                President, Tribune                 Tribune Company
                                    Broadcasting Company               435 N. Michigan Ave.
                                                                       Chicago, IL 60611

Jack W. Fuller                      President, Tribune                 Tribune Company
                                    Publishing Company                 435 N. Michigan Ave.
                                                                       Chicago, IL 60611

Donald C. Grenesko                  Senior Vice President/             Tribune Company
                                    Finance and Administration         435 N. Michigan Ave.
                                                                       Chicago, IL 60611

David D. Hiller                     Senior Vice President/             Tribune Company
                                    Development                        435 N. Michigan Ave.
                                                                       Chicago, IL  60611

Crane H. Kenney                     Vice President/General             Tribune Company
                                    Counsel and Secretary              435 N. Michigan Ave.
                                                                       Chicago, IL 60611

Luis E. Lewin                       Vice President/                    Tribune Company
                                    Human Resources                    435 N. Michigan
                                                                       Chicago, IL 60611

Ruthellyn Musil                     Vice President/                    Tribune Company
                                    Corporate Relations                435 N. Michigan Ave.
                                                                       Chicago, IL 60611

Jeff R. Scherb                      Senior Vice President/             Tribune Company
                                    Chief Technology Officer           435 N. Michigan Ave.
                                                                       Chicago, IL 60611



              Neither Tribune nor, to the knowledge of Tribune, any of the executive officers and directors identified above, during the last five years,
(i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

--------------------                              ------------------------------
CUSIP No.  98136310              13D                      Page 6 of 9 Pages
--------------------                              ------------------------------


              (f) Tribune is a Delaware corporation. Each of the executive officers and directors identified under Item 2(a)-(e) is a citizen of the United States of America."


Item 4.  Purpose of Transaction.

              Item 4 of the Schedule 13D is hereby supplemented and amended to add the following:

              "Pursuant to the Standstill Agreement, Mr. James C. Dowdle, an Executive Vice President and director of Tribune, was appointed as a director of The Learning Company. Mr. Dowdle resigned from the Company's board of directors as of May 22, 1998. The issuance and sale of the DECS (defined below) will not be deemed a sale of the related shares of Common Stock under the Standstill Agreement until such shares have been delivered to the holders of the DECS. Accordingly, until such time as the shares of Common Stock are actually delivered, Tribune retains the right under the Standstill Agreement to have a designee appointed to the Company board of directors."

Item 5.  Interest in Securities of the Issuer.

              Item 5(a), (b) and (c) of the Schedule 13D is hereby supplemented and amended to add the following:

              "On December 5, 1997, Tribune sold the Notes in a private transaction to an investor group. Following the sale of the Notes, Tribune had and continues to have sole voting power and sole dispositive power over 5,210,796 shares of Common Stock. The shares of Common Stock beneficially owned by Tribune represent approximately 8.3% of the outstanding shares (such percentage being calculated based on 62,560,522 shares of Common Stock issued and outstanding as of July 22, 1998, as reported in the Company's proxy statement/prospectus dated July 31, 1998)

              On August 5, 1998, Tribune issued and sold 4,600,000 6 1/4% Exchangeable Notes Due August 15, 2001 (the "DECS") in a public offering underwritten by Smith Barney Inc. (the "Underwriter"). The DECS are one of a series of debt securities issued under an indenture dated as of January 1, 1997, as amended by the first supplemental indenture dated August 5, 1998 (as amended, the "Indenture"), between Tribune and Bank of Montreal Trust Company, as trustee. At maturity (including as a result of acceleration or otherwise), the principal amount of each DECS will be mandatorily exchanged by Tribune into a number of shares of Common Stock (or, at Tribune's option, the cash equivalent thereof and/or such other consideration as permitted or required by the terms of the DECS) at the Exchange Rate (as defined herein). The Exchange Rate is equal to, subject to certain adjustments, (a) if the Maturity Price (as defined in the Indenture) per share of Common Stock is greater than or equal to $ 33.625 per share of Common Stock, 0.8309 shares of Common Stock per DECS, (b) if the Maturity Price is less than $33.625 but is greater than the Initial Price (as defined in the Indenture), a fraction equal to the Initial Price divided by the Maturity Price of one share of Common Stock per DECS, and (c) if the Maturity Price is less than or equal to the Initial Price, one share of Common Stock per DECS.

              The issuance and sale of the DECS does not affect the beneficial ownership of Common Stock by Tribune."

Item 6.  Contracts, Arrangement, Understanding or
         Relationships with Respect to Securities of the Issuer.

              Item 6 of the Schedule 13D is hereby supplemented and amended to add the following:

              "In connection with the sale of the DECS, Tribune entered into an underwriting agreement (the "Underwriting Agreement") dated July 30, 1998 between the Company, Tribune and Smith Barney Inc. (the "Underwriter"). Tribune has granted to the Underwriter an option, exercisable for the 30-day period after July 30, 1998, to purchase up to an additional 610,796 DECS from Tribune, at the same price per DECS as the initial DECS purchased by the Underwriter.

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CUSIP No.  98136310              13D                      Page 7 of 9 Pages
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              Pursuant to the Underwriting Agreement and subject to the
limitations contained therein, Tribune has agreed not to (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, (or enter into any transaction which is designed to, or might reasonably be expected to, result in the disposition (whether by actual disposition or effective economic disposition due to cash settlement or otherwise) by the Company or any affiliate of the Company) or announce the offering (or plans to make an offering) of, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for shares of Common Stock: (ii) enter into any swap or other agreement that transfers to another, in whole or in part, any of the economic consequences of ownership of shares of Common Stock, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of shares of Common Stock or such other securities, in cash or otherwise, for a period of 60 days from July 30, 1998 without the prior written consent of the Underwriter.

              In connection with the offering of the DECS, Tribune and Smith Barney Inc. have entered into a Securities Loan Agreement (the "Securities Loan Agreement") which provides that, subject to certain restrictions and with the agreement of Tribune, Smith Barney Inc. may from time to time borrow, return and reborrow shares of Common Stock from Tribune (the "Borrowed Securities"); provided, however, that the number of Borrowed Securities at any time may not exceed 2,000,000 shares, subject to adjustment for certain dilutive events. The Securities Loan Agreement is intended to facilitate market-making activity in the DECS by Smith Barney Inc. Smith Barney Inc. may from time to time borrow shares of Common Stock under the Securities Loan Agreement to settle short sales of Common Stock entered into by Smith Barney Inc. to hedge any long position in the DECS resulting from its market-making activities."

Item 7.  Material to be Filed as Exhibits.


         Exhibit Number             Description
         --------------             -----------
         99.7                       Underwriting Agreement dated July 30, 1998 between Tribune
                                    Company, The Learning Company, Inc. and Smith Barney Inc. (incorporated by reference to Exhibit 1 of the Company's Current Report on Form 8-K dated July
                                    30, 1998)

         99.8                       Supplemental Indenture dated as of August 5, 1998 between
                                    Tribune Company and Bank of Montreal Trust Company

         99.9                       Master Securities Loan Agreement dated as of August 5, 1998 between Tribune Company and Smith Barney Inc.



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CUSIP No.  98136310              13D                      Page 8 of 9 Pages
--------------------                              ------------------------------



                                    SIGNATURE


              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                       August 11, 1998


                                       TRIBUNE COMPANY



                                       By:     /s/ R. Mark Mallory
                                            -----------------------------------
                                             Name: R. Mark  Mallory
                                             Title:   Vice President and
                                                      Controller

--------------------                              ------------------------------
 CUSIP No.  98136310              13D                      Page 9 of 9 Pages
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                                  Exhibit Index


         Exhibit Number             Description
         --------------             -----------
         99.7                       Underwriting Agreement dated July 30, 1998 between Tribune
                                    Company, The Learning Company, Inc. and Smith Barney Inc. (incorporated by reference to Exhibit 1 of the Company's Current Report on Form 8-K dated July
                                    30, 1998)

         99.8                       Supplemental Indenture dated as of August 5, 1998 between
                                    Tribune Company and Bank of Montreal Trust Company

         99.9                       Master Securities Loan Agreement dated as of August 5, 1998 between Tribune Company and Smith Barney Inc.
